UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from (not applicable)

Commission file number 1-2981

MERCANTILE BANCORPORATION INC.
HORIZON INVESTMENT AND SAVINGS PLAN AND TRUST
U.S. BANCORP
800 Nicollet Mall
Minneapolis, Minnesota 55402-4302
(Full title of the plan and the address of the plan)

U.S. BANCORP
800 Nicollet Mall
Minneapolis, Minnesota 55402-4302
(Name and address of principal executive offices of the issuer of the securities)

REQUIRED INFORMATION

Mercantile Bancorporation Inc. Horizon Investment and Savings Plan and Trust (“the Plan”), is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 13 and incorporated herein by this reference.

The following exhibits are filed with this report:

Exhibit Number	Description	Page
13	Annual Report for the year ended December 31, 2001
23	Consent of PricewaterhouseCoopers LLP

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bancorporation Inc. Horizon Investment and Savings Plan and Trust

/s/ Sandi Boller
Sandi Boller Benefits Manager	June 28, 2002